Exhibit 99.1

Quarterly Statement Q1 2026

Current cloud backlog of €21.9 billion, up 20% and up 25% at constant currencies

Cloud revenue up 19% and up 27% at constant currencies

Cloud ERP Suite revenue up 23% and up 30% at constant currencies

Total revenue up 6% and up 12% at constant currencies

IFRS operating profit up 17%, non-IFRS operating profit up 17% and up 24% at constant currencies

Christian Klein, CEO:

We had a strong start to the year, with Current Cloud Backlog growing by 25% and Cloud Revenue up 27% at constant currencies. This performance is supported by our momentum in Business AI as we are already delivering real outcomes for customers today. We are growing faster than the market and are gaining share as customers expand across our Suite and with our AI solutions. At Sapphire, we will show how we are taking the next leap forward.

Dominik Asam, CFO:

We delivered a solid start to the year, supported by disciplined execution in revenue and profitability. At the same time, we have remained focused on managing our cost base and maintaining profitability as we navigate an increasingly complex and uncertain macroeconomic and geopolitical environment.

1/17

Quarterly Statement Q1 2026

Walldorf, Germany – April 23, 2026

SAP SE (NYSE: SAP) announced today its financial results for the first quarter ended March 31, 2026.

Group Results at a Glance

First quarter 2026

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1 2026	Q1 2025	∆ in %	Q1 2026	Q1 2025	∆ in %	∆ in % const. curr.
Current cloud backlog				21,932	18,202	20	25
SaaS/PaaS	5,896	4,890	21	5,896	4,890	21	28
Thereof Cloud ERP Suite[2]	5,214	4,251	23	5,214	4,251	23	30
Thereof Extension Suite[2]	681	639	7	681	639	7	12
IaaS[2]	66	104	–36	66	104	–36	–32
Cloud revenue	5,962	4,993	19	5,962	4,993	19	27
Software licenses revenue	116	183	–37	116	183	–37	–33
Software support revenue	2,469	2,761	–11	2,469	2,761	–11	–6
Cloud and software revenue	8,548	7,938	8	8,548	7,938	8	14
Services Revenue	1,007	1,075	–6	1,007	1,075	–6	–1
Total revenue	9,555	9,013	6	9,555	9,013	6	12
Cloud gross profit	4,450	3,720	20	4,481	3,745	20	26
Cloud gross margin (in %)	74.6	74.5	0.1pp	75.2	75.0	0.2pp	–0.1pp
Gross profit	6,973	6,607	6	7,013	6,632	6	12
Gross margin (in %)	73.0	73.3	–0.3pp	73.4	73.6	–0.2pp	–0.3pp
Operating profit (loss)	2,741	2,333	17	2,867	2,455	17	24
Operating margin (in %)	28.7	25.9	2.8pp	30.0	27.2	2.8pp	2.9pp
Profit (loss) after tax	1,946	1,796	8	2,002	1,681	19
Earnings per share - Basic (in €)	1.66	1.52	9	1.72	1.44	20
Net cash flows from operating activities	3,513	3,780	–7
Free cash flow				3,248	3,583	–9

1 For a breakdown of the individual adjustments see table Non-IFRS Operating Expense Adjustments by Functional Areas in this Quarterly Statement.

2 For a definition of Cloud ERP Suite and Extension Suite, see the Performance Management System chapter in the 2025 Integrated Report. For an Explanation of IaaS, SaaS, and PaaS, see the Notes to the Consolidated Financial Statements of the Integrated Report 2025, Note (A.1).

2/17

Quarterly Statement Q1 2026

Supplementary Information1

Financial Results

Cloud revenue growth was positively impacted by several quarter-specific effects, contributing to an expected deceleration of cloud revenue growth in the second quarter.

IFRS and non-IFRS operating profit were supported by a decline of share-based compensation expenses of €135 million.

Operating cash flow and free cash flow were impacted by a payout of €408 million related to the settlement of the Teradata litigation case.

Share Repurchase Program

In January 2026, SAP announced a new share repurchase program with an aggregate volume of up to €10 billion and a term until December 31, 2027. As of April 1, 2026, the first tranche of the program was completed. By that time, SAP had repurchased 16,280,097 shares at an average price of €161.16 resulting in a purchased volume of approximately €2.6 billion under the program.

Outlook

Financial Outlook

SAP’s financial outlook for the full-year 2026 is based on the assumption of a near-term de-escalation of the conflict in the Middle East and the imminent consolidation of Reltio.

For 2026, SAP continues to expect:

•	€25.8 – 26.2 billion cloud revenue at constant currencies (2025: €21.02 billion), up 23% to 25% at constant currencies.

•	€36.3 – 36.8 billion cloud and software revenue at constant currencies (2025: €32.54 billion), up 12% to 13% at constant currencies.

•	€11.9 – 12.3 billion non-IFRS operating profit at constant currencies (2025: €10.42 billion), up 14% to 18% at constant currencies.

•	Approximately €10 billion free cash flow at actual currencies (2025: €8.24 billion).

•	An effective tax rate (non-IFRS) of approximately 29% (2025: 30.5%)[2].

•	Constant currencies current cloud backlog growth to slightly decelerate (2025: 25%).

SAP further expects:

•	Constant currencies total revenue growth in 2026 to remain at similar levels as in 2025 and to accelerate in 2027. The previous outlook assumed constant currencies total revenue growth to accelerate through 2027.

•	Total operating expenses to grow at 80% to 90% of total revenue growth in 2027.

•	Constant currencies software support revenue decline rate to accelerate in the coming years as a consequence of an acceleration of customers transforming to the cloud.

Other impacts due to the evolving situation in the Middle East are currently unknown and could potentially subject our business to materially adverse consequences should the situation continue or even further escalate beyond its current scope.

1 The Q1 2026 results were also impacted by other effects. For details, please refer to the disclosures on page 17 of this document.

2 The effective tax rate (non-IFRS) is a non-IFRS financial measure and is presented for supplemental informational purposes only. We do not provide an outlook for the effective tax rate (IFRS) due to the uncertainty and potential variability of gains and losses associated with equity securities, which are reconciling items between the two effective tax rates (non-IFRS and IFRS). These items cannot be provided without unreasonable efforts but could have a significant impact on our future effective tax rate (IFRS).

3/17

Quarterly Statement Q1 2026

While SAP’s 2026 financial outlook for the income statement parameters is at constant currencies (including an average exchange rate of 1.13 USD per EUR), actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the company progresses through the year, as reflected in the table below.

Currency Impact Assuming March 31, 2026 Rates Apply for 2026

In percentage points	Q2 2026	FY 2026
Cloud revenue growth	-1.5pp	-1.5pp
Cloud and software revenue growth	-1.0pp	-1.5pp
Operating profit growth (non-IFRS)	-2.0pp	-2.0pp

This includes an exchange rate of 1.15 USD per EUR.

Non-Financial Outlook

For 2026, SAP continues to expect:

•	Cloud Customer Satisfaction (Cloud CSAT) to be in a range of 75% to 76% (2025: 75%).

•	The Employee Engagement Index to be in a range of 74% to 78% (2025: 76%).

•	The Business Health Culture Index (BHCI) to be in a range of 80% to 82% (2025: 81%).

•	To steadily decrease carbon emissions across the relevant value chain (2025: 3.6 Mt).

Business Highlights

In the first quarter, customers around the globe continued to choose the “RISE with SAP” journey. These customers included: AIR LIQUIDE, Aptiv, Bristol-Myers Squibb, CMS Energy, ConocoPhillips, Diehl Group, Garuda Indonesia, Hyundai Motor EU, ITU (International Telecommunication Union), Nutresa, PayPal, PinkRoccade Local Government, Schweiter Technologies, Thales, Wella.

Adesso, Japan Display, OAKBERRY chose “SAP GROW”.

Carl Zeiss, Helvetia Baloise Group, Hochland, SKF Group chose SAP’s AI and data solutions.

Key customer wins across SAP’s solution portfolio included: Apollo Tyres, Compass Group, Government Service Insurance System, Grupo Comercial Chedraui, Liebherr, Migros, Red Bull, Transport for London.

Alibaba Cloud Computing, ExxonMobil, Fonterra, Norfolk Southern, Samsung Electro-Mechanics, VEKA, Volaris went live on SAP solutions in the first quarter.

In the first quarter, SAP’s cloud revenue performance was particularly strong in APJ and EMEA and solid in the Americas region. Brazil, France, Germany, India, South Korea, Switzerland and the United Kingdom had outstanding performance, while the U.S. were particularly strong.

On February 19, SAP proposed a dividend of €2.50 per share for fiscal year 2025 representing a year-over-year increase of 6.4% compared to the regular dividend paid for fiscal year 2024. The dividend is subject to shareholder approval at the upcoming AGM scheduled for May 5, 2026.

On February 26, SAP announced that it has filed the SAP Annual Report on Form 20-F for the year ended December 31, 2025, with the U.S. Securities and Exchange Commission (SEC) and published its Integrated Report 2025.

On March 2, SAP announced the creation of the new Customer Value Group, bringing together the Customer Success and Customer Services & Delivery organizations, effective April 1. The Customer Value Group will be led by Thomas Saueressig, whose role expands to Chief Customer Officer. In this capacity, he will oversee the full customer journey, aligning selling, delivery, services and support, driving adoption, renewal and expansion of SAP’s cloud and AI-powered solutions.

On March 27, SAP and Reltio Inc. announced that SAP has agreed to acquire Reltio, a leading master data management (MDM) software provider, to help customers make their SAP and non-SAP enterprise data AI-ready.

4/17

Quarterly Statement Q1 2026

Additional Information

This quarterly statement and all information therein are preliminary and unaudited. Due to rounding, numbers may not add up precisely. The Q1 2026 Quarterly Statement can be downloaded from: https://www.sap.com/investors/sap-2026-q1-statement

SAP Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will take place on May 5, 2026, as a virtual event. The whole event will be webcast on the Company’s website and online voting options will be available for shareholders. Further details can be found at https://www.sap.com/agm.

Financial Analyst and Investor Conference

SAP will hold a financial analyst event on Wednesday, May 13th, 2026, in conjunction with SAP Sapphire & ASUG Annual Conference Orlando.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitations, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/en/financial-documents-and-events/reporting-framework.html.

Webcast

SAP senior management will host a financial analyst conference call on Thursday, April 23rd at 11:00 PM (CEST) / 10:00 PM (BST) / 5:00 PM (EDT) / 2:00 PM (PDT). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter results can be found at https://www.sap.com/investor

About SAP

As a global leader in enterprise applications and business AI, SAP (NYSE: SAP) stands at the nexus of business and technology. For over 50 years, organizations have trusted SAP to bring out their best by uniting business-critical operations spanning finance, procurement, HR, supply chain, and customer experience. For more information, visit www.sap.com.

For more information, financial community only:

Alexandra Steiger	+49 (6227) 7-767336	investor@sap.com, CET

Follow SAP Investor Relations on LinkedIn at SAP Investor Relations.

For more information, press only:

Marcus Winkler	+46 (6227) 7-67497	marcus.winkler@sap.com, CET

Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

Global Customer Center:	+49 180 534-34-24

United States Only:	+1 (800) 872-1SAP (+1-800-872-1727)

Note to editors:

To preview and download broadcast-standard stock footage and press photos digitally, please visit www.sap.com/photos. On this platform, you can find high resolution material for your media channels.

This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2025 Annual Report on Form 20-F.

© 2026 SAP SE. All rights reserved.

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP SE in Germany and other countries. Please see https://www.sap.com/copyright for additional trademark information and notices.

5/17

Quarterly Statement Q1 2026

Contents

Primary Financial Statements of SAP Group (IFRS)		7

(A)	Consolidated Income Statements	7

(B)	Consolidated Statements of Financial Position	8

(C)	Consolidated Statements of Cash Flows	9

Non-IFRS Numbers		10

(D)	Basis of Non-IFRS Presentation	10

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers	10

(F)	Non-IFRS Adjustments – Actuals and Estimates	12

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas	12

Disaggregations		13

(H)	Segment Reporting	13

(I)	Revenue by Region (IFRS and Non-IFRS)	15

(J)	Employees by Region and Functional Areas	16

Other Disclosures		17

(K)	Share-Based Payment	17

(L)	Teradata Litigation Matter	17

6/17

Quarterly Statement Q1 2026

Primary Financial Statements of SAP Group (IFRS)

(A)	Consolidated Income Statements

(A.1)	Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q1 2026	Q1 2025	∆ in %
Cloud	5,962	4,993	19
Software licenses	116	183	–37
Software support	2,469	2,761	–11
Software licenses and support	2,586	2,945	–12
Cloud and software	8,548	7,938	8
Services	1,007	1,075	–6
Total revenue	9,555	9,013	6

Cost of cloud	–1,512	–1,273	19
Cost of software licenses and support	–295	–292	1
Cost of cloud and software	–1,808	–1,565	15
Cost of services	–774	–841	–8
Total cost of revenue	–2,582	–2,406	7
Gross profit	6,973	6,607	6
Research and development	–1,701	–1,673	2
Sales and marketing	–2,140	–2,235	–4
General and administration	–358	–358	0
Restructuring	–12	0	NA
Other operating income/expense, net	–22	–8	>100
Total operating expenses	–6,814	–6,680	2
Operating profit (loss)	2,741	2,333	17

Other non-operating income/expense, net	24	10	>100
Finance income	274	405	–32
Finance costs	–292	–280	4
Financial income, net	–18	125	NA
Profit (loss) before tax	2,746	2,468	11

Income tax expense	–800	–672	19
Profit (loss) after tax	1,946	1,796	8
Attributable to owners of parent	1,932	1,780	9
Attributable to non-controlling interests	14	16	–13

Earnings per share, basic (in €)[1]	1.66	1.52	9
Earnings per share, diluted (in €)[1]	1.65	1.51	9

1 For the three months ended March 31, 2026 and 2025, the weighted average number of shares was 1,163 million (diluted 1,168 million) and 1,167 million (diluted: 1,177 million), respectively (treasury stock excluded).

7/17

Quarterly Statement Q1 2026

(B)	Consolidated Statements of Financial Position

as at 03/31/2026 and 12/31/2025
€ millions	2026	2025
Cash and cash equivalents	9,648	8,220
Other financial assets	397	1,552
Trade and other receivables	8,575	6,675
Other non-financial assets	3,184	3,212
Tax assets	451	598
Total current assets	22,255	20,256
Goodwill	29,488	29,014
Intangible assets	2,269	2,282
Property, plant, and equipment	4,477	4,497
Other financial assets	7,634	7,269
Trade and other receivables	141	218
Other non-financial assets	4,380	4,419
Tax assets	285	244
Deferred tax assets	2,533	2,163
Total non-current assets	51,207	50,106
Total assets	73,462	70,362

€ millions	2026	2025
Trade and other payables	2,548	2,431
Tax liabilities	1,279	968
Financial liabilities	2,824	2,050
Other non-financial liabilities	3,901	4,849
Provisions	155	537
Contract liabilities	10,113	6,581
Total current liabilities	20,820	17,416
Trade and other payables	2	2
Tax liabilities	640	562
Financial liabilities	5,038	6,021
Other non-financial liabilities	664	524
Provisions	587	550
Deferred tax liabilities	199	72
Contract liabilities	149	144
Total non-current liabilities	7,278	7,873
Total liabilities	28,098	25,288
Issued capital	1,229	1,229
Share premium	2,741	2,778
Retained earnings	49,279	47,345
Other components of equity	823	182
Treasury shares	–9,211	–6,948
Equity attributable to owners of parent	44,860	44,586

Non-controlling interests	505	488
Total equity	45,365	45,073
Total equity and liabilities	73,462	70,362

8/17

Quarterly Statement Q1 2026

(C)	Consolidated Statements of Cash Flows

€ millions	Q1 2026	Q1 2025
Profit (loss) after tax	1,946	1,796
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	305	349
Share-based payment expense	285	420
Income tax expense	800	672
Financial income, net	18	–125
Increase/decrease in allowances on trade receivables	23	11
Other adjustments for non-cash items	–35	–9
Increase/decrease in trade and other receivables	–1,800	–1,287
Increase/decrease in other assets	186	161
Increase/decrease in trade payables, provisions, and other liabilities	–947	–1,073
Increase/decrease in contract liabilities	3,402	3,464
Share-based payments	–131	–193
Income taxes paid, net of refunds	–540	–405
Net cash flows from operating activities	3,513	3,780
Business combinations, net of cash and cash equivalents acquired	–2	–3
Purchase of intangible assets and property, plant, and equipment	–238	–168
Proceeds from sales of intangible assets and property, plant, and equipment	32	38
Purchase of equity or debt instruments of other entities	–594	–1,366
Proceeds from sales of equity or debt instruments of other entities	1,534	1,422
Interest received	90	120
Net cash flows from investing activities	821	43
Dividends paid on non-controlling interests	–5	0
Purchase of treasury shares	–2,279	–125
Repayments of borrowings	–500	–1,249
Payments of lease liabilities	–59	–68
Interest paid	–191	–281
Net cash flows from financing activities	–3,033	–1,723
Effect of foreign currency rates on cash and cash equivalents	127	–365
Net increase/decrease in cash and cash equivalents	1,428	1,735
Cash and cash equivalents at the beginning of the period	8,220	9,609
Cash and cash equivalents at the end of the period	9,648	11,345

9/17

Quarterly Statement Q1 2026

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

We disclose certain financial measures that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. Our non-IFRS financial measures may not correspond to non-IFRS financial measures that other companies report. The non-IFRS financial measures that we report should only be considered in addition to, and not as substitutes for, nor as superior to, our IFRS financial measures.

We believe that the supplemental historical and prospective non-IFRS financial information we disclose is useful information to investors because it is used by our management, in addition to financial data prepared in accordance with IFRS, to gain a more transparent understanding of our past performance and our anticipated future results. For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures.

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)	Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q1 2026			Q1 2025	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency
Revenue Numbers
Cloud	5,962	364	6,326	4,993	19	27
Software licenses	116	6	122	183	–37	–33
Software support	2,469	116	2,585	2,761	–11	–6
Software licenses and support	2,586	122	2,708	2,945	–12	–8
Cloud and software	8,548	486	9,034	7,938	8	14
Services	1,007	55	1,062	1,075	–6	–1
Total revenue	9,555	541	10,096	9,013	6	12

10/17

Quarterly Statement Q1 2026

(E.2)	Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q1 2026					Q1 2025			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Operating Expense Numbers
Cost of cloud	–1,512	31	–1,481			–1,273	24	–1,249	19	19
Cost of software licenses and support	–295	9	–287			–292	0	–292	1	–2
Cost of cloud and software	–1,808	40	–1,767			–1,565	24	–1,541	15	15
Cost of services	–774	0	–774			–841	1	–840	–8	–8
Total cost of revenue	–2,582	40	–2,542			–2,406	25	–2,381	7	7
Gross profit	6,973	40	7,013	383	7,396	6,607	25	6,632	6	6	12
Research and development	–1,701	1	–1,700			–1,673	1	–1,672	2	2
Sales and marketing	–2,140	57	–2,083			–2,235	95	–2,140	–4	–3
General and administration	–358	16	–342			–358	1	–357	0	–4
Restructuring	–12	12	0			0	0	0	NA	NA
Other operating income/expense, net	–22	0	–22			–8	0	–8	>100	>100
Total operating expenses	–6,814	126	–6,688	–364	–7,052	–6,680	122	–6,558	2	2	8

(E.3)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q1 2026					Q1 2025			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency
Profit Numbers
Operating profit (loss)	2,741	126	2,867	177	3,044	2,333	122	2,455	17	17	24
Other non-operating income/expense, net	24	0	24			10	0	10	>100	>100
Finance income	274	–184	90			405	–281	124	–32	–28
Finance costs	–292	144	–148			–280	73	–207	4	–28
Financial income, net	–18	–40	–59			125	–208	–83	NA	–30
Profit (loss) before tax	2,746	86	2,832			2,468	–86	2,382	11	19
Income tax expense	–800	–30	–830			–672	–29	–701	19	18
Profit (loss) after tax	1,946	56	2,002			1,796	–115	1,681	8	19
Attributable to owners of parent	1,932	68	2,001			1,780	–101	1,679	9	19
Attributable to non-controlling interests	14	–13	1			16	–14	2	–13	–43

Key Ratios
Operating margin (in %)	28.7		30.0		30.1	25.9		27.2	2.8pp	2.8pp	2.9pp
Effective tax rate (in %)[1]	29.1		29.3			27.2		29.4	1.9pp	–0.1pp
Earnings per share, basic (in €)	1.66		1.72			1.52		1.44	9	20

1 In Q1 2026 the difference between our IFRS effective tax rate and non-IFRS effective tax rate mainly resulted from tax effects of equity securities and acquisition-related charges.

In Q1 2025 the difference between our effective IFRS tax rate and non-IFRS effective tax rate mainly resulted from tax effects of equity securities.

11/17

Quarterly Statement Q1 2026

(E.4)	Reconciliation of Free Cash Flow

€ millions, unless otherwise stated	Q1 2026	Q1 2025
Net cash flows from operating activities	3,513	3,780
Purchase of intangible assets and property, plant, and equipment	–238	–168
Proceeds from sales of intangible assets and property, plant, and equipment	32	38
Payments of lease liabilities	–59	–68
Free cash flow	3,248	3,583

Net cash flows from investing activities	821	43
Net cash flows from financing activities	–3,033	–1,723

(F)	Non-IFRS Adjustments – Actuals and Estimates

€ millions, unless otherwise stated	Estimated Amounts for Full Year 2026	Q1 2026	Q1 2025
Profit (loss) before tax (IFRS)		2,746	2,468
Adjustment for acquisition-related charges	340-420	85	123
Adjustment for restructuring expenses	0-20	12	0
Adjustment for the Teradata litigation expenses	29	29	0
Adjustment for gains and losses from equity securities, net	N/A1	–40	–208
Profit (loss) before tax (non-IFRS)		2,832	2,382

1 Due to the uncertainty and potential variability of gains and losses from equity securities, we cannot provide an estimate for the full year without unreasonable efforts. This item could however have a material impact on our non-IFRS measures below operating profit.

(G)	Non-IFRS Operating Expense Adjustments by Functional Areas

	Q1 2026					Q1 2025
€ millions	IFRS	Acquisition- Related	Restructuring	Teradata litigation	Non-IFRS	IFRS	Acquisition- Related	Restructuring	Teradata litigation	Non-IFRS
Cost of cloud	–1,512	23	0	9	–1,481	–1,273	24	0	0	–1,249
Cost of software licenses and support	–295	0	0	9	–287	–292	0	0	0	–292
Cost of services	–774	0	0	0	–774	–841	1	0	0	–840
Research and development	–1,701	1	0	0	–1,700	–1,673	1	0	0	–1,672
Sales and marketing	–2,140	57	0	0	–2,083	–2,235	95	0	0	–2,140
General and administration	–358	5	0	12	–342	–358	1	0	0	–357
Restructuring	–12	0	12	0	0	0	0	0	0	0
Other operating income/expense, net	–22	0	0	0	–22	–8	0	0	0	–8
Total operating expenses	–6,814	85	12	29	–6,688	–6,680	123	0	0	–6,558

12/17

Quarterly Statement Q1 2026

Disaggregations

(H)	Segment Reporting

(H.1)	Segment Policies and Changes

SAP is organized into two operating segments, the Applications, Technology & Support (ATS) segment and the Core Services segment:

–	The ATS segment represents SAP’s cohesive product portfolio which is holistically steered and commercialized. It primarily generates revenue from cloud subscriptions and from the sale of software licenses and support offerings, and it incurs cost for support, operating our solutions, and the provision of infrastructure. The revenue and cost for services arise for SAP’s training business which is highly integrated with SAP’s product portfolio.

–	The Core Services segment supports SAP’s product portfolio by enabling customers to transform their business and accelerate the adoption of innovations. Revenues are mainly generated from professional consulting services and premium support services. Cost is incurred primarily for the delivery of those services. The Core Services segment does not reflect the full services business.

The segment information for comparative prior periods was restated to conform with the new segment composition.

(H.2)	Segment Reporting – Quarter

Applications, Technology & Support (ATS)

€ millions (non-IFRS)	Q1 2026		Q1 2025
	Actual Currency	Constant Currency	Actual Currency
Cloud	5,962	6,326	4,993
Software licenses	116	122	183
Software support	2,469	2,585	2,761
Software licenses and support	2,586	2,708	2,945
Cloud and software	8,548	9,034	7,938
Services	62	65	78
Total segment revenue	8,610	9,099	8,017
Cost of cloud	–1,395	–1,504	–1,209
Cost of software licenses and support	–271	–285	–279
Cost of cloud and software	–1,666	–1,789	–1,488
Cost of services	–92	–96	–103
Total cost of revenue	–1,758	–1,886	–1,591
Segment gross profit	6,852	7,213	6,425
Other segment expenses	–3,263	–3,426	–3,275
Segment profit (loss)	3,589	3,787	3,150

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Quarterly Statement Q1 2026

Core Services

€ millions (non-IFRS)	Q1 2026		Q1 2025
	Actual Currency	Constant Currency	Actual Currency
Services	945	997	996
Total segment revenue	945	997	996
Cost of cloud	–56	–59	–28
Cost of software licenses and support	–1	–1	–5
Cost of cloud and software	–57	–60	–33
Cost of services	–659	–688	–713
Total cost of revenue	–716	–748	–746
Segment gross profit	229	249	251
Other segment expenses	–145	–152	–152
Segment profit (loss)	84	97	99

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Quarterly Statement Q1 2026

(I)	Revenue by Region (IFRS and Non-IFRS)

(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q1 2026			Q1 2025	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency
Cloud Revenue by Region
EMEA	2,584	41	2,625	2,032	27	29
Americas	2,516	238	2,754	2,231	13	23
APJ	862	85	947	731	18	30
Cloud revenue	5,962	364	6,326	4,993	19	27
Cloud and Software Revenue by Region
EMEA	3,991	45	4,037	3,538	13	14
Americas	3,312	318	3,630	3,209	3	13
APJ	1,245	123	1,368	1,191	5	15
Cloud and software revenue	8,548	486	9,034	7,938	8	14
Total Revenue by Region
Germany	1,526	2	1,528	1,379	11	11
Rest of EMEA	2,953	48	3,001	2,654	11	13
Total EMEA	4,479	50	4,529	4,033	11	12
United States	2,931	312	3,243	2,952	–1	10
Rest of Americas	785	46	831	713	10	17
Total Americas	3,716	358	4,074	3,665	1	11
Japan	388	54	442	397	–2	11
Rest of APJ	971	79	1,050	918	6	14
Total APJ	1,359	133	1,492	1,315	3	14
Total revenue	9,555	541	10,096	9,013	6	12

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Quarterly Statement Q1 2026

(J)	Employees by Region and Functional Areas

Full-time equivalents	03/31/2026				03/31/2025
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,691	4,547	5,445	14,684	4,500	4,438	4,924	13,862
Services	8,319	4,511	5,810	18,640	8,173	4,757	5,710	18,639
Research and development	18,585	5,874	13,489	37,947	17,808	5,745	13,348	36,902
Sales and marketing	12,150	9,871	4,981	27,002	11,742	9,869	5,060	26,671
General and administration	4,105	1,918	1,367	7,390	3,759	1,874	1,317	6,949
Infrastructure	3,204	1,112	1,058	5,374	3,054	1,158	952	5,164
SAP Group (03/31)	51,054	27,833	32,151	111,038	49,035	27,842	31,310	108,187
Thereof acquisitions[1]	0	0	0	0	0	0	0	0
SAP Group (three months' end average)	50,881	27,771	32,058	110,709	48,678	27,709	31,119	107,507

1 Acquisitions closed between January 1 and March 31 of the respective year.

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Quarterly Statement Q1 2026

Other Disclosures

(K)	Share-Based Payment

SAP’s share-based payment expenses included in SAPs non-IFRS operating expenses break down as follows:

€ millions	Q1 2026	Q1 2025
Cost of cloud	–21	–26
Cost of software licenses and support	–5	–7
Cost of services	–44	–61
Research and development	–123	–136
Sales and marketing	–90	–151
General and administration	–2	–39
Share-based payment expenses	–285	–420

The decrease in share-based payment expenses is mainly due to a reduction in the SAP share price of around €60 in the first quarter of 2026, as compared to an increase in the first quarter of 2025 of around €10.

For more information about share-based payment expenses, see the Notes to the Consolidated Financial Statements 2025, Note (B.3).

(L)	Teradata Litigation Matter

The Teradata litigation claims had been pending in the U.S. federal court since 2018 when Teradata Corporation, Teradata US, Inc. and Teradata Operations, Inc. (collectively “Teradata”) filed a civil lawsuit against SAP SE, SAP America, Inc. and SAP Labs, LLC. A provision of €387 million for a potential settlement amount and related legal fees had been recognized as of December 31, 2025. End of February 2026, SAP and Teradata settled the legal dispute and agreed to withdraw all pending lawsuits. As a result of the settlement, an additional expense of €29 million (Q1 2025: €0 million) was recorded. SAP paid the full settlement amount of $480 million (€408 million) in March 2026.

For more information about the Teradata litigation, see the Notes to the Consolidated Financial Statements 2025, Note (G.3).

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